Exhibit 99.7

TOWER ONE WIRELESS

Latin America Wireless Infrastructure

October 10th, 2018

A preliminary short prospectus containing important information relating to these securities has been filed with the securities regulatory authorities in each of the Provinces of Canada, other than Quebec. The preliminary short form prospectus is still subject to completion or amendment. Copies of the preliminary short form prospectus may be obtained from Raymond James. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Disclaimer

There are a number of non-IFRS measures used in this presentation, including, but not limited to, Tower Cash Flow (“TCF”). Tower One Wireless Corp. (the “Company” or “Tower One”) believes that these non-IFRS measures are appropriate measures of the operating performance of the Company. The Company’s calculation of these measures may differ from the methodology used by other issuers and, accordingly, may not be comparable to such other issuers. The Company believes that these measures are appropriate measures of the Company’s operating performance because they facilitate an understanding of operating performance without giving effect to certain non-cash and overhead expenses. None of these measures are equivalent to net income or cash flow from operating activities determined in accordance with IFRS.

The industry data, technical information or other information prepared by third parties presented in this presentation, except where otherwise noted, has been compiled from industry sources and participants which, although not independently verified by the Company, are considered by the Company to be reliable sources of information. References in this presentation to reports or articles should not be construed as depicting the complete findings of the entire referenced report or article and such report or article is expressly not incorporated by reference into this presentation. The Company makes no representation or warranty as to the accuracy or completeness of any data or information prepared by third parties included in this presentation and the Company assumes no liability whatsoever relating to or resulting from such data or information or the use thereof, errors therein or omissions therefrom.

This presentation does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward-looking Statement Disclaimer

This presentation contains forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities legislation. Such forward-looking statements include, but are not limited to, information with respect to the business objectives of the Company and the strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. They also includes information cited from third party sources. These forward-looking statements are identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements are necessarily based on estimates and assumptions, which are always subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Tower One’s control and are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from results expressed in any forward-looking statements made by or on the Company’s behalf. Although Tower One has tried to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. All factors should be considered carefully and readers should not place undue reliance on Tower One’s forward-looking statements. Examples of such forward-looking statements in this presentation include statements relating to future capital expenditures, tower cash flow, tower cash flow margins, tower cash flow yields, equity value, and future rates of growth, future acquisitions and future economic conditions.

Forward-looking statements reflect Tower One’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Company’s business and the industry and markets in which the Company operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this presentation include, among others, statements regarding the Offering, the Company’s ability to comply with applicable governmental regulations and standards, the Company’s success in implementing its strategies and achieving its business objectives, the Company’s ability to raise sufficient funds from equity financings and debt instruments in the future to support its operations and general business and economic conditions. The above list of assumptions is not exhaustive.

All forward-looking statements contained in this document are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that management of the Company anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company’s business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking statements contained in this document are provided as of the date of this presentation, and the Company does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Tower One Introduction

Tower One Overview

TOWER ONE is an **owner / operator of wireless infrastructure** focused on the three largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico

The Company **focuses solely on a Build-to-Suit (“BTS”) strategy** for Mobile Network Operators (“**MNOs**”) in the regions it serves

BTS means a **long-term site lease is in hand before construction begins**, generating attractive contractual returns

Tower One is managed by seasoned tower industry experts who have a collective proven track record of **building over 2,000 towers in the Company’s focus markets**

Pure-play Latin American BTS companies have been **historically funded by Private Equity (e.g., Blackstone, Providence Equity, MDP)**

Tower One offers public investors a chance to **invest directly in a pure-play BTS company**

Portfolio Snapshot[2]

Key Stats

Towers in Service	53
Under Construction	38
Backlog[1]	472
Tenants Per Tower	1.3

Mexico
2 MLAs
60 Backlog(1)
Serving:
ALTAN
AT&T
Colombia
3 MLAs
30 Towers*
62 Backlog(1)
Serving:
tigo
Telefónica
Avantel
Argentina
2 MLAs
61 Towers*
350 Backlog(1)
Serving:
DIRECTV
TELECOM
Telefónica

*Includes towers under construction

Source: TowerXchange
(1) “Backlog” refers to MNO search rings awarded to the Company
(2) As of September 30, 2018

SECTION 1:

Latin America Tower Industry & Build-to-Suit Model Overview

Cellular Towers Sites & Cell Sites Overview

Tower Site

Wireless Tenant Antenna
Tower Owner
Land Owner

- A tower site is a vertical structure built on a parcel of land, designed to accommodate antenna equipment of multiple MNOs
- MNOs are also referred to as “tenants” as they lease vertical space on the tower and portions of land underneath for their equipment to create a cell site

Cell Site

- A cell site is an area within a carrier’s wireless network which is serviced by an antenna array

Coverage Gap

- Cell sites provide coverage over a predetermined geographic region

Data Coverage Gap

- Rising data usage strains existing wireless networks, effectively shrinking the cell site

- **Additional cell sites are needed to meet coverage and capacity demands**

Highly Attractive Tower Model

  MNOs lease space on the structure for their antenna equipment in order to provide coverage and capacity to their users

  Adding tenants results in significantly higher returns, as tenants are added with little to no incremental cost

  In the tower industry, tower level cash flow (“TCF”) is defined as leasing revenue from the tenants less the expenses at the tower site

Source: Management Estimates
Assumes a spot rate of 1.30 CAD:USD
*For purposes of this analysis, additional tenant rent is at an approximately 15% discount to initial tenant

Pure-Play, BTS Strategy Provides Superior Returns

  Many tower companies acquire existing sites at prices 2-3x the cost to build

  Tower One is focused on a BTS strategy that has higher returns

Source: Management Estimates
Assumes a spot rate of 1.30 CAD:USD

Latin American Tower Equity Value Creation Example at Asset Level

  The following is an illustration prepared by management of how equity value is created under the BTS model

  Note: illustration does not include SG&A, interest expense or cumulative cash

Source: Management Estimates
Assumes a spot rate of 1.30 CAD:USD

(1) As a percent of initial tenant rent

Recurring, Long-term Rent with High Credit Quality Tenants

Typical Asset Lease Structure

Contract Type	Non-cancellable
Initial Term	10 years
Renewal Options	Multiple, 5 year options
Escalator	3% or based on local inflation rate
Pass Through Expenses	Ground rent, utilities & taxes(3)
Initial TCF Yields	~13%

Typical Tower Level Expenses

Tower Owner Expenses

- Insurance
- Site maintenance and monitoring
- Minimal ongoing maintenance CapEx (~2%)

Tenant Expenses

- Utilities
- Ground rent
- Real estate taxes(3)

Pass Through to Tenant (Utilities, Ground rent)

Illustrative Tenants*

Argentina

Claro, DIRECTV, TELECOM, Telefónica

Colombia

Avantel(1), Claro, tigo, Telefónica

Mexico

ALTAN REDES(2), AT&T

*MLA in place, current tower site or provided search ring (i.e., backlog)

Source: Management Estimates
(1) Avantel investors include IFC (Development Bank), Discovery Capital, LatAm Development Bank and OPIC
(2) Mexico’s wholesale national mobile network backed by Morgan Stanley Infrastructure, IFC (Development Bank), the China-Mexico Fund, Axtel, Isla Guadalupe investments, and others
(3) Typically a pass through expense; however, in certain circumstances tower owner bears the cost of real estate taxes

Tower One is Focused on the Three Largest Spanish Speaking Markets in Latin America

Mexico

- **3,500** subscribers per site (1,200 in U.S.)
- **4,900+** towers annually needed
- **C$14B** MNO CapEx spend (2016-2020)

Colombia

- **3,600** subscribers per site (1,200 in U.S.)
- **1,400+** towers annually needed
- **C$8B** MNO CapEx spend (2016-2020)

Argentina

- **3,800** subscribers per site (1,200 in U.S.)
- **1,400+** towers annually needed
- **C$12B** MNO CapEx spend (2016-2020)

Currency Exposure Mitigation for Argentina

- Dollar pegged MLA
- MLA in pesos is adjusted monthly for inflation and rent is paid upfront annually
- Portion of construction and a majority of local operating expenses are denominated in local currency
- Immediately reinvesting pesos into the business

Source: GSM Association, TowerXchange, Management Estimates
Assumes a spot rate of 1.30 CAD:USD

Existing Portfolio Overview

  As of September 30, 2018, the Company currently has 91 towers, 38 of which are under construction

  With 16 collocations, Tower One has 1.3 tenants per in-service tower

*Includes towers under construction

Growing Run-rate Rental Revenue & Tower Cash Flow

  Growing run-rate revenues fueled by an increase in tower count and collocation activity

  SteadyC$0tower.4cashflow coupled with healthy ~90% margins C

  38 towers under construction with an estimated remaining cost to complete of approximately $C1.8M

  Towers are with existing tenants and at terms materially consistent with the current portfolio

Source: Management Estimates
(1) For purposes of this analysis, local currency rent and tower cash flow is converted based on the monthly exchange rate. For reporting purposes, Tower One may choose to convert foreign currencies at a different frequency (i.e., average exchange rate over a specific period)
(2) A certain client prepays rent 12 months in advance. For purposes of this analysis, this client’s rent is adjusted monthly to reflect changes in FX, inflation and client approved adjustments to the economic arrangement of the MLA
(3) Tower expenses include insurance, maintenance accrual, and in certain instances, real estate taxes

Strong Contractual Rental Backlog

Assumes a spot rate of 1.30 CAD:USD
Source: Management Estimates
*Includes towers under construction and assumes 2% escalator

BTS Demand is Building for Tower One

  Growth in mobile data traffic is driving demand for new tower builds in Tower One’s focus markets

  Tower One has amassed an extensive backlog of BTS tower sites in Argentina, Colombia and Mexico with high credit quality tenants

  Executing on this backlog in a timely fashion is expected to result in more BTS awards from MNOs, driving returns for investors

ALTAN REDES
25 BTS Award
472
1st BTS Award in Mexico
325
TELECOM
100 BTS Award
250
Claro
Colombia
MLA Signed
150
1st BTS Award in Colombia
75
1st BTS Award in Argentina
15
1st Tower
7
Legend:
Tower Backlog
>20x Growth in Backlog
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
9/30/18

Source: GSM Association, Management

Mounting BTS Backlog

Backlog Towers by Country by Tenant[1]

350
16
102
232
Telefónica & DIRECTV
Claro
TELECOM
62
53
9
Avantel
Claro & tigo
Telefónica
60
ALTAN REDES
Argentina
Colombia
Mexico

472 BTS awards in backlog

~C$35-40M of construction costs

Assumes a spot rate of 1.30 CAD:USD

(1) As of September 30, 2018

Conservative Capital Structure

  Tower One is targeting a conservative leverage level equal to 3.0x net debt to last quarter annualized (“LQA”) tower cash flow

  Tower One’s net debt to LQA TCF will be 0.0x pro forma for the contemplated offering

Source: S&P CapitalIQ, Wall Street Estimates
Price as of September, 30 2018

(1) The Company estimates that the total amount of capital required to complete backlog is approximately C$35 - $40 million. In order to complete the backlog in full, the Company will be required to secure additional financing. The Company intends to secure debt financing for the additional funds required.

Management has Built Thousands of Towers in Focus Markets

Alejandro Ochoa

Founder & CEO

- Deep relationship with major MNOs and local municipalities in focus markets
- Served Latin American markets for Mackie Research Investment Banking
- Mr. Ochoa has over 18 years of experience within financial services focusing on Latin America

Luis Parra

COO

- Vast BTS tower experience in Tower One's focus markets
- Co-founded and co-managed Ingeant S.A., where he has oversaw the construction of over 2,000 towers in Latin America
- Mr. Parra's previous work experience includes overseeing the operations of QMC-TELECOM in Colombia

Carlos Reyes*

Regional Director – Latin America

- Extensive telecom-related operational experience, including building BTS towers throughout Colombia
- Former C-Level executive at LatAm-based wireless and satellite communications companies
- Mr. Reyes's previous work experience includes managing Torres Unidas infraestructura Colombia – a subsidiary of Torres Unidas Group (formerly owned by Berkshire)

*Mr. Reyes is the regional director of Tower One’s wholly owned Colombian subsidiary

Tower One Investment Highlights

Pure-play, BTS growth strategy - anchor tenant commitments provide strong demonstrable economics

~13% initial yields with significant upside by adding additional tenants

Defined sources and uses: BTS backlog of 472 towers and ~C$35-40M of CapEx

Focused on the largest Spanish speaking markets in Latin America

Deep relationships with local municipalities and high credit quality tenants

Experienced management team has built thousands of tower sites in focus markets

Highly attractive risk / return profile

Assumes a spot rate of 1.30 CAD:USD

Tower One Use of Proceeds & Future Milestones

Use of Proceeds

- The Company estimates that the total capital required to complete the backlog of 472 towers is approximately C$35-40M
- Additional financing will be needed to complete the backlog
- Assuming the issuance and sale of C$30M, management intends to use the net proceeds of the Offering as set out in the table below

Description	Assuming No Exercise of the Over-allotment Option	Assuming Exercise of the Over-allotment Option
Capital expenditures to complete towers under construction and build towers in backlog	C$22,173,483	C$26,358,483
Repayment of Indebtedness[1]	2,126,517	2,126,517
General Corporate Purposes and Investments in Working Capital	3,600,000	3,600,000
Total Net Proceeds	**C$27,900,000**	**C$32,085,000**

Future Milestones

- Build over 50 towers within six months of offering (>100 in-service towers);
- Build over 150 in-service towers within 12 months (>200 in-service towers);
- Build platform in focus markets to support tower builds of 75 new towers per quarter; and
- Secure credit facility.

Assumes a spot rate of 1.30 CAD:USD

(1) The amount of indebtedness expected to be repaid from the net proceeds of the Offering is USD $1,640,198. This amount assumes an October 9, 2018 FX rate of 1.2965 CAD:USD for illustrative purposes

Offering Summary

The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Issuer:	Tower One Wireless Corp.
Listing:	CSE: TO
Offering Size:	Up to C$30 million
% Primary:	100%
Over-allotment Option:	15%
Use of Proceeds:	Fund construction of “Build-to-Suit” (BTS)(1) towers in Tower One’s existing backlog, repay indebtedness and general corporate purposes
Expected Pricing:	Week of •
Bookrunner:	Raymond James
Offering Procedure:

  Marketed public offering by way of a short form prospectus filed in all provinces of Canada, other than Québec

  Private placement into the United States pursuant to available exemptions from the registration requirements under the U.S. Securities Act of 1933 and internationally as permitted

(1) A “Build to Suit” (BTS) agreement between a tower company and a wireless carrier obligates the tower company to construct and operate a wireless tower site at a specified location, and in return, the wireless carrier agrees to enter into a long-term lease at the tower site.